Exhibit 3.1

ARTICLES OF AMENDMENT
OF
FIRST BANCORP

Pursuant to Section 55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.           The name of the corporation is First Bancorp.

2.           Article IV of the Articles of Incorporation shall be amended as follows:

(i)           The first sentence of Article IV is amended by deleting the period at the end of such sentence and adding the following:  “and five million (5,000,000) shares of preferred stock with no par value, which shares of preferred stock shall be established by the Board of Directors of the corporation as provided herein in one or more classes or series within a class.”

(ii)           The following language is added immediately after the first sentence of Article IV:

“The Board of Directors is expressly authorized to establish one or more classes of preferred stock, or one or more series within a class of preferred stock, by fixing and determining the preferences, limitations and relative rights (within the limits of Chapter 55 of the North Carolina Business Corporation Act), including dividend, liquidation, conversion, voting, redemption and other rights, preferences and limitations of the class or series of shares so established, as shall be stated and expressed in the resolution establishing such class or series and providing for the issuance thereof adopted by the Board of Directors pursuant to the authority to do so that is hereby expressly vested in it, including, without limiting the generality of the foregoing, the following:

(a)           the designation of such class or series;

(b)           the dividend rate, if any, thereof, the conditions and dates upon which such dividends shall be payable, the preference or relation of such dividends to dividends payable on any other class or classes of capital stock of the corporation or series within a class, and whether such dividends shall be cumulative or noncumulative;

(c)           whether the shares of such class or series shall be subject to redemption by the corporation, and, if made subject to such redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption;

(d)           the terms and amount of any sinking or similar fund provided for the purchase or redemption of the shares of such class or series;

(e)           providing that the shares of such class or series may be convertible into or exchangeable for shares of capital stock or other securities of the corporation or of any other corporation and the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(f)           the extent, if any, to which the holders of the shares of such class or series shall be entitled to vote as a class, series or otherwise with respect to the election of directors or otherwise;

(g)           the restrictions and conditions, if any, upon the issue or reissue of any additional preferred stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

(h)           the rights of the holders of the shares of such class or series upon the dissolution of, or upon the distribution of assets of, the corporation, which rights may be different in the case of voluntary dissolution than in the case of involuntary dissolution; and

(i)           any other preferences, limitations or relative rights of shares of such class or series consistent with this Article IV and applicable law.”

3.           The foregoing amendments were approved by shareholder action on December 19, 2008, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

4.           These Articles of Amendment shall be effective upon filing.

This is the 19th day of December, 2008.

FIRST BANCORP

By:	/s/ Anna G. Hollers
Name:	Anna G. Hollers
Title:	Corporate Secretary